UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
InvVax, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      January 2, 2013

Physical address of issuer
2265 E Foothill Blvd, Pasadena, CA 91107

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$164,755.57	$194,007.36
Cash & Cash Equivalents	$63,821.54	$64,498.60
Accounts Receivable	$89,934.03	$118,508.76
Short-term Debt	$5,284.04	$22,386.04
Long-term Debt	$552,044.14	$534,961.46
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$65,317.48	-$95,004.35

April 23, 2025

FORM C-AR

InvVax, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by InvVax, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.inv-vax.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

InvVax, Inc. (the "Company") is a Delaware Corporation, formed on January 2, 2013.

The Company is located at 2265 E Foothill Blvd, Pasadena, CA 91107.

The Company's website is www.inv-vax.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We use new genetics platform to develop better vaccines for flu, COVID-19, etc.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk of Insufficient Clinical Efficacy: We are working diligently to bring our universal influenza vaccine to market.
However, a significant risk we face is the potential failure of our vaccine to demonstrate clinical efficacy in subsequent Phase 2 or Phase 3 trials. Efficacy is a paramount determinant in the overall viability and market acceptance of our product. If we fail to prove clinical efficacy, it would significantly impact our ability to secure regulatory approval and successfully commercialize our product, which could lead to potential financial loss for investors.

Risk of Financial Shortcomings: The development and commercialization of any biomedical product, including our vaccines, require significant financial resources, especially for conducting necessary trials.

There is a substantial risk that we may fail to secure adequate funding to conduct these trials and support our critical operations. The inability to raise necessary funds could impede our progress, delay product launches, and potentially halt our operations, impacting investor returns.

Risk of Competitive Preemption: In the biotechnology sector, speed and innovation are vital for success.

We acknowledge the risk of being preempted by our competitors who might produce a superior or earlier and sufficiently good product. If any competitor successfully develops a universal flu vaccine before we do, it could diminish our product's value or even render it redundant, negatively affecting our market share and investment value.

Risk of Talent Acquisition: A critical aspect of our success lies in our ability to attract and retain top-tier talent to our management team.

The specialized nature of our work requires seasons professionals with specific expertise and experience in the field. However, competition for such talent is fierce and we may encounter challenges in attracting the necessary caliber of professionals. This could impact our ability to execute our strategies and goals effectively, ultimately affecting the company's performance and value.

Market Demand Risk: The demand for our product is subject to various unpredictable external factors.

A major risk is the potential diminishment of the need for our product on the domestic or global market, such as the cessation of a pandemic. If the urgency or relevance of our universal influenza vaccine decreases, it could result in lower than expected demand, impacting our projected sales, revenue, and overall financial health.

Technical Obstacles Risk: Our work involves complex, cutting-edge scientific processes, including mapping additional viral genomes in the laboratory.

There's a substantial risk that we may encounter insurmountable technical obstacles in this regard. Any deals or failures in overcoming such hurdles could derail our research and development efforts, delay product development, and possibly diminish investor confidence and potential returns.

Intellectual Property Risk:

The company's operations heavily rely on the license of certain patent rights, which are not owned by InvVax, Inc., but by the University of California. Arthur Young, our Chief Executive Officer, is named as one of the investors of these patents. However our ability to conduct business is contingent on maintaining this licensing agreement. There are potential risks associated with this reliance, including the potential for disputes around the interpretation of the licensing agreement, potential breaches of the licensing terms, and the possibility of the University Of California choosing not to renew the license. Should any such circumstances arise, it could significantly disrupt our business operations, potentially leading to a significant reduction in the value of your investment.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage of the Investor in the Company.

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any will depend upon the maturity and objectives of the Company.

The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly sited investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in operations. On any issue involving conflicts of interest, the executive management and Board of Directors will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transaction with affiliates, subsidiaries or other related parties, which may be on terms which are not at arm's-length, but will be in all cases consists with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company;s current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risk of Financial Shortcomings: The development and commercialization of any biomedical product, including our vaccines, require significant financial resources, especially for conducting necessary clinical trials.
There is a substantial risk that we may fail to secure adequate funding to conduct these trials and support other critical operations. The inability to raise the necessary funds could impede our progress, delay product launches, and potentially halt our operations, impacting investor returns.

Risk of Competitive Preemption: In the biotechnology sector, speed and innovation are vital for success.
We acknowledge the risk of being preempted by our competitors who might produce a superior or earlier and sufficiently good product. If any competitor successfully develops a universal flu vaccine before we do, it could diminish our product's value or even render it redundant, negatively affecting our market share and investment value.

Risk of Talent Acquisition: A critical aspect of our success lies in our ability to attract and retain top-tier talent to our management team.
The specialized nature of our work requires seasoned professionals with specific expertise and experience in the field. However, competition for such talent is fierce and we may encounter challenges in attracting the necessary caliber of professionals. This could impact our ability to execute our strategies and goals effectively, ultimately affecting the company's performance and value.

Market Demand Risk: The demand for our product is subject to various unpredictable external factors.

A major risk is the potential diminishment of the need for our product on the domestic or global market, such as the cessation of a pandemic. If the urgency or relevance of our universal influenza vaccine decreases, it could result in lower than expected demand, impacting our projected sales, revenue, and overall financial health.

Technical Obstacles Risk: Our work involves complex, cutting-edge scientific processes, including mapping additional viral genomes in the laboratory.
There's a substantial risk that we may encounter insurmountable technical obstacles in this regard. Any delays or failures in overcoming such hurdles could derail our research and development efforts, delay product development, and possibly diminish investor confidence and potential returns.

Intellectual Property Risk:
The company's operations heavily rely on the license of certain patent rights, which are not owned by InvVax, Inc., but by the University of California. Arthur Young, our Chief Executive Officer, is named as one of the inventors of these patents. However, our ability to conduct business is contingent on maintaining this licensing agreement. There are potential risks associated with this reliance, including the potential for disputes around the interpretation of the licensing agreement, potential breaches of the licensing terms, and the possibility of the University of California choosing not to renew the license. Should any such circumstances arise, it could significantly disrupt our business operations, potentially leading to a significant reduction in the value of your investment.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.
The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, If any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We use new genetics platform to develop better vaccines for flu, COVID-19, etc.

Co-Issuer

Legal Name: Invvax I, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed:

Address: 4104 24th St

Optional Address: PMB 8113

Country: DE

City: San Francisco

State: California

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

The Company is committed to changing the way in which antiviral vaccines are developed. The Company's business strategy leverages years of technical and commercial experience in the space, and has developed a breakthrough platform that significantly increases the vaccine hit rate against current, emerging and future variants of viruses such as Influenza, Hepatitis and SARS-COV-2.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Arthur Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates

lnvVax, Inc. President/Founder January 2013 - Present (10 years 7 months) Los Angeles, CA I founded lnvVax in early 2013 to develop and apply a novel experimental platform for vaccine discovery. We believe we have the best vaccine targets for influenza virus toward the world's first universal flu vaccine. We are currently involved with preclinical efficacy studies for the flu vaccine. Additionally, we intend to apply the platform to an HIV and a Hepatitis C virus vaccine.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

UCLA Postdoctoral fellow September 2009 - July 2012 (2 years 11 months) Influenza virology, Next-generation sequencing microbial genetic profiling I established a novel experimental platform for determining the effect of mutation at each of the >13,000 nucleotide positions of Influenza A virus, in the lab of Ren Sun. Short stretches of sequence where mutation is lethal to virus offer the best vaccine targets, in that viral escape by mutation here is virtually impossible. Harvard Medical School Postdoctoral fellow March 2005 - August 2009 (4 years 6 months) Cancer biology, Stem cell biology At Dana-Farber Cancer Institute, I studied the von-Hippel Lindau tumor suppressor, hypoxia, and cellular senescence, in the lab of William Kaelin. At Joslin Diabetes Center, I studied muscle stem cells, differentiation, and transcriptional regulation, in the lab of Amy Wagers.

Education

Washington University in St. Louis Doctor of Philosophy (PhD), Cell/Cellular and Molecular Biology • (1998 - 2004) University of California, Berkeley Bachelor of Arts (BA), Cell/Cellular and Molecular Biology· (1994 - 1997)

Name

Olga Petrauskene, Ph.D., MBA

All positions and offices held with the Company and date such position(s) was held with start and ending dates

lnvVax, Inc. Director Board Of Directors August 2015 - Present (8 years) Pasadena, California

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Diagnostic Biosystems 4 years Chief Operations Officer January 2023 - Present (7 months) Pleasanton, California, United States As a Chief Operations Officer at Diagnostic BioSystems , I am responsible for excellence in operations, driving strategic marketing and sales, establishing corporate partnerships, defining new strategic developments, strengthen manufacturing and improving corporate quality system. General Manager & VP of Business Development August

2019 - Present(4 years) Pleasanton, California My role as General Manager & VP of Buiness Development at Diagnostic BioSystems includes driving strategic marketing and sales, strengthening corporate partnerships, defining new strategic developments and improving quality system. Molecular Decisions 6 years 10 months Director, Board of Directors October 2016 - Present (6 years 10 months) Stanford, CA President and CEO October 2016 - February 2019 (2 years 5 months) Stanford Molecular Decisions creates highly innovative, unique and rapid diagnostic solutions for efficient drug development and personalized treatment. The goal of the company is to develop tests for use by hospitals and diagnostics labs that determine immediately whether chemotherapy is working or has to be changed. It currently takes about three months to obtain similar results. Since chemotherapy is toxic, this is a critical improvement that can save lives and reduce needless suffering and degradation. Molecular Decisions provides services to pharmaceutical companies, helping them do faster and more confident drug development and clinical trials. https://www.molecular decisions.com/ Life Science Angels Member of the Medical Device & Digital Health and BIO genomics Screening Committees 2014 - Present (9 years) Arbor Vita Corporation Director Product and Business Development January 2012 - October 2016 (4 years 10 months) Life Technologies Director R&D, Applied Markets January 2000 - December 2011 (12 years) Stanford University School of Medicine Post Doctoral Fellow December 1998- January 2000 (1 year 2 months)

Education

Santa Clara University Leavey School of Business EMBA, Business Administration and Management, General • (2017 - 2019) Massachusetts Institute of Technology Executive Certificate in Management and Leadership • (2008 - 2009) Stanford University School of Medicine PostDoctoral Degree, Oncology and Cancer Biology • (1998 - 2000) Humboldt-Universitat zu Berlin Postdoctoral Degree, Biochemistry/virology· (September 1995 - June 1996) Московский Государственный Университет им. М.В. Ломоносова or Moscow State University named after M.V. Lomonosov BS, MS, PhD, Biochemistry • (1983 - 1994)

Name

Tyler Tarr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

lnvVax, Inc. Board Member January 2020 - Present (3 years 7 months) Pasadena, California, United States

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marconi Capital Partner January 2020 - Present (3 years 7 months) Samesurf, Inc. Chief Financial Officer January 2013 - Present (10 years 7 months) Beverly Hills, California Sattva Block Co. Fractional CFO March 2022 - December 2022 (10 months) Zurich, Switzerland Bioself Technology Ltd CFO December 2020 - April 2022 (1 year 5 months) Danu Capital Group Managing Director January 2008 - January 2021 (13 years 1 month) Greater Los Angeles Area

Education

University of Wisconsin Oshkosh Accounting and Business/Management

Name

Paul Swartz, PhD

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Swartz is an angel investor specializing in biotechnology and is current chair of Life Sciences for Sand Hill Angels. He spent over thirty years in the software and electronics industry. Most recently he was at Xilinx, where he developed techniques to accurately grade field-programmable gate arrays based on their speed. Throughout his career, Dr. Swartz has managed diverse technical development groups. He has worked closely with sales, marketing, manufacturing, and product support groups, as well as on cross-functional teams to manage companies' products, and holds a number of patents related to his work.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	2,850,322
Voting Rights	Yes.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt SAFES or other outstanding options or warrants areexercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, fi a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	2,280,997
Voting Rights	Yes.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt SAFES or other outstanding options or warrants areexercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, fi a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	

Type of security	Warrants
Amount outstanding	326,101
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt SAFES or other outstanding options or warrants areexercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, fi a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	

Type of security	Options
Amount outstanding	1,000,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt SAFES or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, fi a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	

Type of security	Convertible Notes
Amount outstanding	
Voting Rights	No.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt SAFES or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, fi a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Stanley Young
Amount outstanding	$25,000.00
Interest rate and payment schedule	3.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	April 1, 2024
Other material terms	

The total amount of outstanding debt of the company is $25,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
	256,000		General Operations	February 1, 2022	Section 4(a)(2)
	1,900,000		General Operations	August 1, 2022	Section 4(a)(2)
Convertible Notes	154,000		General Operations	August 1, 2022	Section 4(a)(2)
Convertible Notes	36,000		General Operations	August 1, 2022	Section 4(a)(2)
Convertible Notes		$124,000.00	If we raise: $50,000 Use of proceeds: 92.5% Supplementing of grant income & Discovery work in other viral pathogens 7.5%	July 20, 2023	Regulation CF

			Wefunder fee If we raise: $1,235,000 Use of proceeds: 72.5%: Discovery work in other viral pathogens 20%: Preclinical studies on influenza virus 7.5% Wefunder fee		

Ownership

The Company is broadly held amongst 31 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Arthur Young	33.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in 2024. Following the Offering, we do not intend to raise capital again until 2025. We are currently focusing on R&D rather than generating revenue/profits. We are not certain when or if we will generate profits in the future, and intend to devote our resources to developing our universal flu vaccine, prophylactic antibodies, and a Hepatitis B virus therapy in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: developing our universal flu vaccine, a Hepatitis B virus therapy, and prophylactic antibodies.

Liquidity and Capital Resources

On February 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On August 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On August 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On August 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On July 20, 2023 the Company conducted an offering pursuant to Regulation CF and raised $124,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Stanley Young
Relationship to the Company	Father of CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Company Securities

Related Person/Entity	Founders of the company and father of CEO
Relationship to the Company	Arthur Young ($5,000), Stanley Young ($25,000), Matt Sand ($3,000), Tyler Tarr ($3,000)
Total amount of money involved	$36,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	

Description of the transaction   Convertible Note
/s/Arthur YoungConflicts of Interest   (Signature)

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Arthur Young(Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Invvax
Profit and Loss
January - December 2024

	Total	
	Jan - Dec 2024	Jan - Dec 2023 (PY)
Income		
41000 Grant Income	631,794.91	545,290.13
Uncategorized Income		138.39
Total Income	**$ 631,794.91**	**$ 545,428.52**
Gross Profit	**$ 631,794.91**	**$ 545,428.52**
Expenses		
60000 Direct Grant Expenses		
60001 Consulting		67,368.17
60002 Direct Labor	234,428.80	7,703.19
60004 Materials & Supplies	165,862.51	199,132.68
60005 Other	40,005.00	
Total 60000 Direct Grant Expenses	**$ 440,296.31**	**$ 274,204.04**
61010 Advertising & marketing	1,191.74	95.29
61030 General business expenses		
61031 Bank fees & service charges	218.69	520.00
61032 Consulting	79,804.48	13,000.00
61034 Memberships & subscriptions		902.52
61035 License Fees	22,000.00	10,000.00
Total 61030 General business expenses	**$ 102,023.17**	**$ 24,422.52**
61040 Insurance		
61043 Property insurance	574.75	563.78
Total 61040 Insurance	**$ 574.75**	**$ 563.78**
61050 Interest paid	-0.14	103.63
61060 Professional Services		
61061 Accounting Services	19,033.57	31,724.50
61062 Legal Services	7,288.73	12,202.03
61063 Computer/IT Services		977.15
61064 Lab Services	3,746.00	
Total 61060 Professional Services	**$ 30,068.30**	**$ 44,903.68**
61080 Office expenses		
61082 Office supplies	337.49	
61084 Shipping & postage	3,948.87	260.66
61086 Software & apps	4,715.50	1,870.49
Total 61080 Office expenses	**$ 9,001.86**	**$ 2,131.15**
61090 Supplies & Materials		991.43
61100 Rent		
61101 Building & land rent	74,300.00	59,008.00

Total 61100 Rent	$	74,300.00	$	59,008.00
61110 Repairs & maintenance				481.87
61120 Taxes - State		2,898.00		
61140 Travel				5,000.00
62000 Payroll expenses				
62001 Officers' salaries				173,911.92
62003 Salaries & wages		16,791.22		11,025.87
62004 Payroll taxes		18,177.71		14,251.50
Total 62000 Payroll expenses	$	34,968.93	$	199,189.29
62010 Utilities				
62011 Disposal & waste fees		1,789.47		
Total 62010 Utilities	$	1,789.47	$	0.00
Suspense				0.00
Total Expenses	$	697,112.39	$	611,094.68
Net Operating Income	-$	65,317.48	-$	65,666.16
Other Income				
Other Income				42.81
Total Other Income	$	0.00	$	42.81
Other Expenses				
80010 Amortization expenses				29,287.00
80020 Depreciation				94.00
Total Other Expenses	$	0.00	$	29,381.00
Net Other Income	$	0.00	-$	29,338.19
Net Income	-$	65,317.48	-$	95,004.35

Invvax
Profit and Loss
January - March, 2025

	Total
Income	
41000 Grant Income	209,106.54
Total Income	**$ 209,106.54**
Gross Profit	**$ 209,106.54**
Expenses	
60000 Direct Grant Expenses	
60001 Consulting	6,500.00
60002 Direct Labor	40,671.11
60004 Materials & Supplies	25,720.15
60005 Other	49,930.60
Total 60000 Direct Grant Expenses	**$ 122,821.86**
61030 General business expenses	
61031 Bank fees & service charges	348.13
61032 Consulting	8,353.94
Total 61030 General business expenses	**$ 8,702.07**
61040 Insurance	
61043 Property insurance	144.94
Total 61040 Insurance	**$ 144.94**
61060 Professional Services	
61061 Accounting Services	3,736.50
61064 Lab Services	372.00
Total 61060 Professional Services	**$ 4,108.50**
61080 Office expenses	
61082 Office supplies	608.55
61084 Shipping & postage	784.33
61086 Software & apps	1,646.34
Total 61080 Office expenses	**$ 3,039.22**
61100 Rent	
61101 Building & land rent	18,885.00
Total 61100 Rent	**$ 18,885.00**
62000 Payroll expenses	
62003 Salaries & wages	1,162.23
62004 Payroll taxes	3,224.07
Total 62000 Payroll expenses	**$ 4,386.30**
62010 Utilities	
62011 Disposal & waste fees	509.85
Total 62010 Utilities	**$ 509.85**
Total Expenses	**$ 162,597.74**
Net Operating Income	**$ 46,508.80**

Net Income	$	46,508.80

Invvax
Balance Sheet
As of December 31, 2024

		Total		
		As of Dec 31, 2024		As of Dec 31, 2023 (PY)
ASSETS				
Current Assets				
Bank Accounts				
10010 INVVAX INC (2835) - 1		63,821.54		64,498.60
Total Bank Accounts	$	**63,821.54**	$	**64,498.60**
Accounts Receivable				
10020 Accounts receivable (A/R)		89,934.03		118,508.76
Total Accounts Receivable	$	**89,934.03**	$	**118,508.76**
Other Current Assets				
11000 Other Current Assets		11,000.00		11,000.00
12000 Prepaid expenses				
12100 Prepaid wages		0.00		0.00
Total 12000 Prepaid expenses	$	**0.00**	$	**0.00**
13000 Uncategorized Asset		0.00		0.00
Total Other Current Assets	$	**11,000.00**	$	**11,000.00**
Total Current Assets	$	**164,755.57**	$	**194,007.36**
Fixed Assets				
15000 Equipment		11,385.58		11,385.58
15001 Accumulated depreciation		-11,385.58		-11,385.58
Total Fixed Assets	$	**0.00**	$	**0.00**
Other Assets				
14000 Patents		335,524.36		335,524.36
14001 Accumulated Amortization		-58,574.00		-58,574.00
16000 Research and Development		454,965.40		454,965.40
Total Other Assets	$	**731,915.76**	$	**731,915.76**
TOTAL ASSETS	$	**896,671.33**	$	**925,923.12**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
21000 A. YOUNG (3098) - 2		0.00		0.00
21010 Amex		0.00		508.69
Chase Credit Card		110.76		14,903.76
Total Credit Cards	$	**110.76**	$	**15,412.45**
Other Current Liabilities				
22000 Deferred Revenue				

22001 Deferred Revenue		0.00		0.00
Total 22000 Deferred Revenue	$	0.00	$	0.00
24000 Payroll wages and tax to pay		0.00		0.02
24001 Payroll tax to pay		5,173.28		6,973.57
Total 24000 Payroll wages and tax to pay	$	5,173.28	$	6,973.59
Total Other Current Liabilities	$	5,173.28	$	6,973.59
Total Current Liabilities	$	5,284.04	$	22,386.04
Long-Term Liabilities				
23000 Note Payable		90,000.00		90,000.00
26000 Shareholder Convertible Notes		40,742.24		40,742.24
27000 Stanley Young Loan		25,000.00		25,000.00
Accrued Interest		12,890.42		12,890.42
Non- Current Accrued Salary		94,868.34		77,785.66
Non-Current Accrued Expenses		150,816.46		288,543.14
Promissory Notes		137,726.68		
Total Long-Term Liabilities	$	552,044.14	$	534,961.46
Total Liabilities	$	557,328.18	$	557,347.50
Equity				
30000 Additional paid in capital		175,000.00		175,000.00
31000 Capital Stock		1,039,460.13		1,039,460.13
34000 Opening balance equity		0.00		0.00
36000 Retained Earnings		-939,137.29		-844,132.94
38000 SAFE Notes		129,337.79		93,252.78
Net Income		-65,317.48		-95,004.35
Total Equity	$	339,343.15	$	368,575.62
TOTAL LIABILITIES AND EQUITY	$	896,671.33	$	925,923.12

Invvax
Balance Sheet
As of March 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
10010 INVVAX INC (2835) - 1	109,950.84
Total Bank Accounts	$ 109,950.84
Accounts Receivable	
10020 Accounts receivable (A/R)	78,564.28
Total Accounts Receivable	$ 78,564.28
Other Current Assets	
11000 Other Current Assets	11,000.00
12000 Prepaid expenses	
12100 Prepaid wages	0.00
Total 12000 Prepaid expenses	$ 0.00
13000 Uncategorized Asset	0.00
Total Other Current Assets	$ 11,000.00
Total Current Assets	$ 199,515.12
Fixed Assets	
15000 Equipment	11,385.58
15001 Accumulated depreciation	-11,385.58
Total Fixed Assets	$ 0.00
Other Assets	
14000 Patents	335,524.36
14001 Accumulated Amortization	-58,574.00
16000 Research and Development	454,965.40
Total Other Assets	$ 731,915.76
TOTAL ASSETS	$ 931,430.88
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21000 A. YOUNG (3098) - 2	0.00
21010 Amex	0.00
Chase Credit Card	11,312.95
Total Credit Cards	$ 11,312.95
Other Current Liabilities	
22000 Deferred Revenue	
22001 Deferred Revenue	0.00
Total 22000 Deferred Revenue	$ 0.00
24000 Payroll wages and tax to pay	0.00

24001 Payroll tax to pay		-3,264.98
Total 24000 Payroll wages and tax to pay	-$	**3,264.98**
Total Other Current Liabilities	-$	**3,264.98**
Total Current Liabilities	$	**8,047.97**
Long-Term Liabilities		
23000 Note Payable		90,000.00
26000 Shareholder Convertible Notes		40,742.24
27000 Stanley Young Loan		25,000.00
Accrued Interest		12,890.42
Non- Current Accrued Salary		80,355.16
Non-Current Accrued Expenses		150,816.46
Promissory Notes		137,726.68
Total Long-Term Liabilities	$	**537,530.96**
Total Liabilities	$	**545,578.93**
Equity		
30000 Additional paid in capital		175,000.00
31000 Capital Stock		1,039,460.13
34000 Opening balance equity		0.00
36000 Retained Earnings		-1,004,454.77
38000 SAFE Notes		129,337.79
Net Income		46,508.80
Total Equity	$	**385,851.95**
TOTAL LIABILITIES AND EQUITY	$	**931,430.88**

Wednesday, Apr 02, 2025 12:54:01 PM GMT-7 - Accrual Basis

Invvax
Statement of Cash Flows
January 2023 - December 2024

		Total
OPERATING ACTIVITIES		
Net Income		-160,321.83
Adjustments to reconcile Net Income to Net Cash provided by operations:		
10020 Accounts receivable (A/R)		-66,091.99
15001 Accumulated depreciation		133.00
14001 Accumulated Amortization		29,287.00
21010 Amex		-428.67
Chase Credit Card		-8,489.34
22001 Deferred Revenue:Deferred Revenue		-21,977.89
24000 Payroll wages and tax to pay		-0.02
24001 Payroll wages and tax to pay:Payroll tax to pay		1,477.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**66,090.89**
Net cash provided by operating activities	**-$**	**226,412.72**
FINANCING ACTIVITIES		
26000 Shareholder Convertible Notes		35,742.24
27000 Stanley Young Loan		25,000.00
Non- Current Accrued Salary		22,053.49
Non-Current Accrued Expenses		-137,726.68
Promissory Notes		137,726.68
38000 SAFE Notes		129,337.79
Net cash provided by financing activities	**$**	**212,133.52**
Net cash increase for period	**-$**	**14,279.20**
Cash at beginning of period		78,100.74
Cash at end of period	**$**	**63,821.54**

Wednesday, Apr 02, 2025 12:57:17 PM GMT-7

Invvax
Statement of Cash Flows
January - March, 2025

		Total
OPERATING ACTIVITIES		
Net Income		46,508.80
Adjustments to reconcile Net Income to Net Cash provided by operations:		
10020 Accounts receivable (A/R)		11,369.75
Chase Credit Card		11,202.19
24001 Payroll wages and tax to pay:Payroll tax to pay		-8,438.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	14,133.68
Net cash provided by operating activities	$	60,642.48
FINANCING ACTIVITIES		
Non- Current Accrued Salary		-14,513.18
Net cash provided by financing activities	-$	14,513.18
Net cash increase for period	$	46,129.30
Cash at beginning of period		63,821.54
Cash at end of period	$	109,950.84

Wednesday, Apr 02, 2025 12:56:42 PM GMT-7